UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

EAST SHORE DISTRIBUTORS, INC.

(Exact name of Registrant as specified in its corporate charter)

Nevada	000-55142	27-2838091
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

8335 Sunset Boulevard, Suite #238 West Hollywood, CA 90069
(Address of principal executive offices)

(323) 337-9086
(Issuer’s Telephone Number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record as of the close of business on February 10, 2014 of the common stock of East Shore Distributors, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. This Information Statement will be first mailed to the Company’s shareholders on or about February 20, 2014.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INFORMATION STATEMENT

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of East Shore Distributors, Inc., a Nevada corporation, in connection with a majority stock purchase transaction described more fully below, which resulted in a change of control of the Company. East Shore Distributors, Inc. (hereinafter the “Company” or “Registrant”) is a reporting company pursuant to the Exchange Act of 1934, as amended.

The Transaction

On February 7, 2014, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among itself, Alex Fridman (the “Seller”) and Samcorp Capital Corporation (the “Purchaser”), pursuant to which the Seller sold and transferred 36,000,000 shares of the Registrant’s common stock, par value $0.0001 per share (the “Common Stock”) to the Purchaser in consideration for $329,600 in cash (the “Purchase Price”). The parties agreed to apply the proceeds as follows: (i) $33,500 out of the Purchase Price was placed into a holdback escrow for a period of six months; (ii) proceeds as necessary were applied toward the payment of certain Registrant debts and payables until fully satisfied; and (iii) the remainder of the Purchase Price was released to the Seller. The above-described transaction (the “Transaction”) closed on February 10, 2014.

In connection with the Transaction, and as a condition to the closing under the Securities Purchase Agreement, the Company agreed to appoint Jonathan Lim and Justin Begnaud as directors, joining Alex Fridman and Scott Carpenter for a total of four directors on the board of directors of the Company (the “Board”). Alex Fridman and Scott Carpenter each agreed to resign from the Board, subject to the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Company's stockholders of record. This Schedule 14f-1 will be mailed to the stockholders on or about February 20, 2014. The 10-day Period is expected to conclude on or about March 2, 2014. Effective February 10, 2014, Alex Fridman resigned as Chief Executive Officer and all other positions held at the Company. Also effective February 10, 2014, Jonathan Lim was appointed as Chief Executive Officer and Treasurer of the Company.

The Securities Purchase Agreement is included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on February 19, 2014. The discussion of the Securities Purchase Agreement set forth herein is qualified in its entirety by reference to this Exhibit 10.1.

Changes in Majority of Directors

As part of the Transaction, effective upon conclusion of the 10-day Period and effectiveness of the resignations of Alex Fridman and Scott Carpenter, the Board will consist of two directors: (i) Jonathan Lim and (ii) Justin Begnaud.

Information Regarding the Company

Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transaction. Additional information about the Transaction is contained in the Company’s Current Report on Form 8-K filed with the Commission on February 19, 2014. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

Executive Compensation

Neither of Jonathan Lim or Justin Begnaud, respectively, have received any compensation of any form from the Registrant or any of its subsidiaries or affiliates. None of the foregoing directors or officers hold any equity interest (including any options or warrants for the purchase of equity interests) in the Company.

Employment Agreements, Termination of Employment and Change-In-Control Arrangements

We currently have no employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer's responsibilities following a change-in-control.

Compensation of Directors

At the present time the Company does not pay its directors for attending meetings of the Board of Directors, although the Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

Benefit Plans

The Company does not have a long-term incentive plan nor does the Company have a defined benefit, pension plan, profit sharing or other retirement plan, although it may adopt one or more of such plans in the future.

Description of Voting Securities

The Company’s authorized capitalization consists of 110,000,000 shares of capital stock, including 100,000,000 shares of Common Stock and 10,000,000 shares of blank-check preferred stock, par value $0.0001 per share (the “Preferred Stock”), of which 39,755,000 shares of Common Stock and zero shares of Preferred Stock are issued and outstanding as of the date of this Schedule. Each share of common stock is entitled to one vote, for all matters in which the common shareholders are entitled to vote.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of February 10, 2014 with respect to the beneficial ownership of the outstanding shares of Company’s capital stock by (i) each person known by Registrant who will beneficially own five percent (5%) or more of the outstanding shares; (ii) the officers and directors of the Company; and (iii) all the aforementioned officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities exercisable or convertible within 60 days of February 10, 2014 are deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person, and is based on 39,755,000 common shares issued and outstanding on a fully diluted basis, as of February 10, 2014.

Title of Class	Name and Address Of Beneficial Owners	Amount and Nature Of Beneficial Ownership	Percent Of Class (1)

Common Stock	Samcorp Capital Corporation (2)	36,000,000	90.55%

Common Stock	All officers and directors as a group (3 persons)	0	0.00%

(1)	The number of outstanding shares of common stock of the Company for purposes of calculating the percentages is 39,755,000.

(2)

The business address of Samcorp Capital Corporation is 278 Ocean Drive, #08-23 The Coast, Sentosa Cove, Singapore. The individual person who has the power to vote and/or dispose of their securities is Mr. Anthony Lim.

Appointment of Directors

Effective February 10, 2014, Mr. Jonathan Lim and Mr. Justin Begnaud were each appointed as members of the Board. Neither of these individuals are directors of any other reporting company. Other than the Transaction, no other transactions have occurred during the last two years to which the Registrant was a party in which the foregoing individuals had or is to have a direct or indirect material interest. Neither of the above two directors have been appointed to any committee of the Board. The following description contains the relevant business experience of the Registrant’s two newly appointed directors:

Jonathan Lim - Director, Chief Executive Officer and Treasurer

Jonathan Lim, is our Chief Executive Officer and Chairman of our board of directors. Mr. Lim has over ten years’ experience in the entertainment business in China where he produced and managed over numerous Film & Television projects. Mr. Lim is graduate of both New York and Beijing Film Academy and first feature film “SLAM” was distributed by Sony Pictures Television International and CCTV. Other notable projects include Sony Pictures Television International China’s remake of Sofia’s Diary an interactive Web series which had over 100 million views and the localized launch for China of the Dr.Oz show. Mr. Lim was also the creator/producer of “Made in NBA” a weekly television show for the NBA for over 6 years that was broadcast over 40 channels in Mainland China.

Mr. Lim has over twenty years of business experience in brand development, strategic marketing and planning in the retail business.  From 2002 until February 2014, Mr. Lim has held various executive positions at Aussino Group Limited, an international retailer and wholesaler of home fashion textiles & licensed products.  Mr. Lim previously served as CEO and Managing Director of Aussino Group Limited, and was responsible for the establishment of new stores and franchising expansion activities throughout China and the other Asian markets.

Mr. Lim holds a Bachelor of Commerce in Marketing and Asian Studies from Murdoch University, Australia.

Justin Begnaud – Director and Vice President/COO

Justin R. Begnaud is Vice President – Chief Operating Officer of the Company, and has over 15 years of entertainment experience in developing, financing and producing content for film, television and new media. Previously, Mr. Begnaud was the Head of International Business Development for the television & film financier, Grosvenor Park Media. Prior to joining Grosvenor Park, Mr. Begnaud was the Director of Production and a bond representative on over 30 independent feature films while working for the completion bond company, Film Finances, Inc. Independently, he produced the feature films A GIRL WALKS HOME ALONE AT NIGHT (2014), which premiered at the 2014 Sundance Film Festival, and SWEET LITTLE LIES (2011). He has also produced over a half dozen music videos for artists including Leon Timbo, Kill the Complex, The Visitors, Chief and White Arrows. He was a Showrunner for the online comedy series BEHIND THE BYTE, where he oversaw 60 episodes for AT&T U-Verse and produced over 300 news segments for AT&T's Tech Channel. He produced digital content for Legendary Pictures, Hearst Communications, AT&T, LXTV/NBC, MIT, UCLA, Viacom, MTVu, and History.com. Previously, Mr. Begnaud was a freelance television producer and worked on TV documentaries & non-fiction series for A&E, The History Channel, AMC Networks, AT&T U-Verse, MTV Networks and NBC Universal. Mr. Begnaud began his film career working for Scott Rudin Productions. Additionally, he wrote grants for the Museum of Modern Art and the Tribeca Film Institute in New York City. Mr. Begnaud holds a M.F.A. from the UCLA Graduate School of Theater, Film & Television, a M.S. in Fundraising Management & Nonprofit Administration from Columbia University in New York, and a B.F.A. in Advertising / B.I.D. in Industrial Design from Syracuse University. He is a member of the Producers Guild of America, Film Independent, the International Film & Television Alliance, and the Academy of Television Arts & Sciences.

Family Relationships

Mr. Begnaud has no family relationship with any of the officers or directors of the Registrant. Jonathan Lim, CEO and Treasurer of the Company, is the son of Anthony Lim, who is a principal of Samcorp Capital Corporation, the majority shareholder of the Company.

Appointment of Executive Officers

Effective February 10, 2014, Mr. Jonathan Lim was appointed as the Chief Executive Officer and Treasurer of the Registrant. Other than the Transaction, no other transactions have occurred during the last two years to which the Registrant was a party in which Mr. Lim had or is to have a direct or indirect material interest.

Jonathan Lim and Justin Begnaud were each appointed to their respective positions as directors and officers of the Registrant as described above, pursuant to and as a condition to closing under the Securities Purchase Agreement.

Resigning Directors

The following directors have tendered their resignation from the Board, effective upon expiration of the 10-Day Period:

Alex Fridman, Director

Alex Fridman, 62, is a resigning director of East Shore Distributors, Inc., a position he has held since the Company’s inception in June 2010. Mr. Fridman was previously responsible for all daily operations and management of the Company, as well as the development of the Company’s customer base and overall business strategy. In 2008, Mr. Fridman founded MPC, LLC (“MPC”), a limited liability company focused on the sale of pharmaceutical and medical products and sports nutrition and weight loss supplements to various traders and brokers for resale in the South American market. Mr. Fridman continues to serve as the managing member of MPC. During Mr. Fridman’s time at MPC, he has developed trading relationships with business partners and entities in South America, as well as attended various trade shows looking for new customers for MPC’s products. Prior to founding MPC, from 1998 to 2008, Mr. Fridman served as the Manager of Technical Support and Mechanical Engineering for the Asbury Park Press in Neptune, NJ. Mr. Fridman received an engineering degree from Kiev Polytechnic Institute.

Scott Carpenter, Director

Scott Carpenter, 28, is an independent director of the Company. He is currently a Software Engineer and Architect at Future Skies, Inc., a custom software development company specializing in communications interoperability for the military. At Future Skies, Mr. Carpenter designs, architects, and engineers current and emerging Army Battle Command Systems and gateways. Mr. Carpenter has held such position since March 2010. Prior to joining Future Skies, Mr. Carpenter served as a Systems Planner, Research and Development Engineer for the Communications, Electronics, Research, Development and Engineering Center (CERDEC) of the U.S. Army from July 2007 to March 2010. CERDEC is the leader in communications and electronics research and development for the Army. At CERDEC, Mr. Carpenter led a team of engineers, testers, and field support representatives in the development, test, and support of an emerging Command and Control system. Prior to defense work, Mr. Carpenter was employed by Apprise Software, Inc., in developing Enterprise Resource Planning (ERP), Distribution and Supply Chain Management software. Mr. Carpenter does not currently hold any other directorships. Mr. Carpenter received his Bachelor of Science in Computer Science from The College of New Jersey, and his Master of Engineering in Computer Engineering from Stevens Institute of Technology.

Committees

The Company does not currently have any Board committees.

Audit Committee and Audit Committee Financial Expert Disclosure

The Company currently does not have a separately designated standing audit committee at this time. Accordingly, the Company does not have an audit committee financial expert.

Meetings of the Board of Directors

The Board of Directors took action by unanimous written consent on February 7, 2014 to approve the Transaction under the Securities Purchase Agreement. The Board of Directors also took action by unanimous written consent on February 10, 2014 to formally appoint Jonathan Lim as Chief Executive Officer and Treasurer of the Company, and Justin Begnaud as Vice President – Film, Television and Developing Media, among other actions including a change in the Company’s name to “Crimson Forest Entertainment Group Inc.”

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, during the fiscal year ended December 31, 2013, and during the current fiscal year, the Company believes that all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

Certain Relationships and Related Transactions

Except with respect to the Transaction as described above, none of the Company's directors or officers, nor any proposed Company director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company's director or officers, nor is the any of the newly appointed directors and officers, indebted to the Company.

None of the following have been or are currently indebted to the Company since the beginning of Company's last fiscal year: any director or executive officer of Company; any proposed director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

Legal Proceedings

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 19, 2014	EAST SHORE DISTRIBUTORS, INC.

/s/ Jonathan Lim

Jonathan Lim
Chief Executive Officer